UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

COMMISSION FILE NUMBER  333-152608

NOTIFICATION OF LATE FILING

(Check One):                                ☒ Form 10-K   ☐ Form 11-K   ☐ Form 20-F   ☐ Form 10-Q   ☐ Form N-SAR

For Period Ended:  April 30, 2012

☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates: _____________________________________

PART I - REGISTRANT INFORMATION

Full name of registrant:  MMEX Mining Corporation

Former name if applicable:______________

Address of principal executive office (street and number):  2626 Cole Avenue, Suite 714

City, state and zip code:  Dallas, Texas  75204

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed).

The Registrant does not believe it can complete its preparation and review procedures of the Report in time to meet the filing deadline. Also, additional time is required to allow for review of the Form 10K by our independent accountants and Board of Directors.  The registrant is unable to eliminate the need for additional time without unreasonable effort or expense. It is expected that the Annual Report will be filed on or before August 14, 2012.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Jack W. Hanks  (214) 880-0400

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes   ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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MMEX Mining Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 31, 2012	By:	/s/ Jack W. Hanks
Printed Name: Jack W. Hanks
Title: Chief Executive Officer and Chief Financial Officer

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